UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

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In the Matter of                                                                      :
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ENTERGY GULF STATES, INC.                                        : CERTIFICATE PURSUANT TO
                                                                                              :                 RULE 24
File No. 70-9751                                                                   :
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(Public Utility Holding Company Act of 1935)                        :
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This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Gulf States, Inc. (the "Company") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the order of the Securities and Exchange Commission with respect thereto dated December 26, 2000.

In accordance with the terms of a Purchase Agreement (the "Purchase Agreement") dated June 11, 2003, between the Company and Barclays Capital Inc., Citigroup Global Markets Inc., The Royal Bank of Scotland plc, Mizuho International plc, and WestLB AG, London Branch, as initial purchasers (the "Initial Purchasers"), the Company issued and sold on June 18, 2003, by private placement, to the Initial Purchasers $275,000,000 principal amount of its First Mortgage Bonds, Floating Rate Series due June 18, 2007 (the "Bonds"), issued pursuant to the Sixty-fourth Supplemental Indenture (the "Sixty-fourth Supplemental Indenture") to the Mortgage and Deed of Trust, as supplemented, of the Company. The proceeds of such sale are to be used (1) to repay at maturity a portion of $292,000,000 in outstanding principal amount of the First Mortgage Bonds, 8.25% Series due April 1, 2004 of the Company and (2) to redeem prior to maturity a portion of $300,000,000 in outstanding principal amount of the First Mortgage Bonds, Floating Rate Series due September 1, 2004 of the Company, at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest thereon to the redemption date.

Attached hereto are:

Exhibit A-2(e) - Conformed copy of the Sixty-fourth Supplemental Indenture.

Exhibit A-3(d)(i) - Conformed copy of the Rule 144A Bond.

Exhibit A-3(d)(ii) - Conformed copy of the Regulation S Bond.

Exhibit B-9(e) - Conformed copy of the Purchase Agreement.

Exhibit F-1(e) - Post-effective opinion of Orgain, Bell & Tucker, L.L.P., counsel to the Company.

Exhibit F-2(e) - Post-effective opinion of Mark G. Otts, Senior Counsel - Corporate and Securities of Entergy Services, Inc., counsel to the Company.

Exhibit F-3(e) - Post-effective opinion of Thelen Reid & Priest LLP, counsel to the Company.

IN WITNESS WHEREOF, Entergy Gulf States, Inc. has caused this certificate to be executed this 27th day of June, 2003.

ENTERGY GULF STATES, INC.
By:/s/ Nathan E. Langston
Nathan E. Langston
Senior Vice President and Chief Accounting Officer